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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 2)

           (WITH RESPECT TO THE TENDER OFFER BY NORTHROP CORPORATION)
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                              GRUMMAN CORPORATION
                           (NAME OF SUBJECT COMPANY)

                              GRUMMAN CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                           COMMON STOCK, $1 PAR VALUE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHT)
                         (TITLE OF CLASS OF SECURITIES)

                                    40018110
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               THOMAS L. GENOVESE
                       VICE PRESIDENT AND GENERAL COUNSEL
                              GRUMMAN CORPORATION
                              1111 STEWART AVENUE
                         BETHPAGE, NEW YORK 11714-3580
                                 (516) 575-3871
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
              RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE
                          PERSON(S) FILING STATEMENT)
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     This Amendment No. 2 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, dated March 24, 1994 (the "Schedule 14D-9"), of Grumman Corporation, a New York corporation (the "Company"), filed in connection with the Northrop Offer as set forth in the Schedule 14D-9. Capitalized terms used herein shall have the definitions set forth in the Schedule 14D-9 unless otherwise provided herein.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     The Company received a letter dated March 28, 1994 from Northrop Corporation, a copy of which is attached hereto as Exhibit (c)(12) and incorporated by reference herein in its entirety. The Company sent a letter dated March 29, 1994 to Northrop Corporation, with a copy to Martin Marietta Corporation, a copy of which is attached as Exhibit (c)(13) and incorporated by reference herein in its entirety.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

(c)(12)     Letter dated March 28, 1994 from Northrop Corporation to the Company.
(c)(13)     Letter dated March 29, 1994 from the Company to Northrop Corporation.
(c)(14)     Letter dated March 29, 1994 from the Company to its employees.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GRUMMAN CORPORATION

                                          By: /s/ Renso L. Caporali
                                              -------------------------
                                              Chairman of the Board and
                                              Chief Executive Officer

Date: March 29, 1994

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                                 EXHIBIT INDEX

EXHIBIT

(c)(12)   Letter dated March 28, 1994 from Northrop Corporation to the Company.

(c)(13)   Letter dated March 29, 1994 from the Company to Northrop Corporation.

(c)(14)   Letter dated March 29, 1994 from the Company to its employees.